Exhibit (a)(30)

    FOR IMMEDIATE RELEASE:  July 15, 1997

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
    INVESTOR CONTACT:               U.S. SURGICAL HOME PAGE    MEDIA CONTACT:
    Marianne Scipione               http://www.ussurg.com      Steve Rose
    Vice President                                             Director
    Corporate Communications                                   Media Relations
    203-845-1404                                               203-845-1732
    marianne.scipione@ussurg.com                               steve.rose@ussurg.com
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                UNITED STATES SURGICAL CORPORATION SUCCESSFULLY
           COMPLETES CASH TENDER OFFER FOR 973,174 OF CIRCON SHARES
                      AND NOW OWNS 14.9% OF CIRCON SHARES

    NORWALK, Conn. -- United States Surgical Corporation (NYSE: USS) announced today that its $14.50 per share cash tender offer for 973,174 shares of Circon Corporation (NASDAQ: CCON) was oversubscribed. The offer expired at 12:00 Midnight, New York City time, on Monday, July 14, 1997. As a result of the tender offer, coupled with 1,000,100 shares previously purchased, USS beneficially owns approximately 14.9% of the total number of outstanding shares of Circon.

         Based on a preliminary count from the depository for the tender, approximately 4,508,000 shares have been tendered, which included approximately 699,000 shares subject to guarantees of delivery. USS accepted for payment 973,174 shares of Circon which, together with the shares already owned by it, represents the maximum number of shares USS can purchase without triggering Circon's Preferred
    Shares Rights Agreement, its "poison pill". It is anticipated that the final proration percentage will be announced and payment for the shares will be made within the next seven business days.

         Leon C. Hirsch, chairman and CEO of USS, said, "We are delighted with the support Circon shareholders have demonstrated for the merger of Circon and U.S. Surgical. We will continue to seek to negotiate a merger with Circon. However, as I stated on June 16th, based upon results for the past three quarters, USS can no longer justify to its shareholders its previous offer price of $17 per share for the remaining outstanding shares -- without the ability to review and discuss with Circon's management its operating plan. If Circon's management and Board still refuses to discuss a merger with us, USS' present plan is to commence a new tender offer to purchase all outstanding common shares of Circon at $16.50 per share. At $16.50 per share, Circon has a price/earnings ratio of over 180 times trailing 12 months' earnings.

         "With the passage of time, not only has Circon's management been unable to achieve better operating results, but Circon's performance continues to be below even historical levels. Based on its SEC filings, Circon's first quarter 1997 performance was well below that of first quarter 1996, with revenues down 4%, gross profit down 3% and operating income down 44%. Revenues were flat compared to Circon's fourth quarter 1996 results. This performance demonstrates that Circon's management has been unable to deliver the turnaround it has been promising to its shareholders for almost a year. Moreover, management has strapped its shareholders with an even greater burden through the heavy expenditure of $3 million for charges related to its "just say no" defense.

         "Additionally, we are considering a proxy contest to nominate two independent directors to Circon's Board. We believe this would send a clear message to Circon's management and to the market that USS believes the immediate merger is in the best interests of both companies and their respective shareholders."

         United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health care costs.

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